

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Mr. Jonathan Z. Cohen
Chief Executive Officer and President
Resource Capital Corp.
712 5th Avenue, 10th Floor
New York, NY 10019

     Re: **Resource Capital Corp.**
            Form 10-K for the Year Ended December 31, 2009
            File No. 1-32733

Dear Mr. Cohen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Daniel L. Gordon
               Branch Chief